SECURITY AND EXCHANGE COMMISSION
                          Washington, DC 20549


                               SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*



    				BENIHANA INC.
                           (Name of Issuer)

                            Common Stock
                    (Title of Class of Securities)


                          	082047200
                              (Cusip #)




Cusip No.    082047200       13G                Page 1 of 3 Pages

1  Name of Reporting Person
        Dalton, Greiner, Hartman, Maher & Co LLC
        IRS Identification 59-3418454

2) Check the Appropriate box if a Member of a group*

3) SEC Use Only

4) Citizenship or place of Organization
        Delaware LLC

Number of Shares Beneficially Owned by Each Reporting Person With:

   5) Sole Voting Power
      175,416

   6) Shared Voting Power
      0

   7) Sole Dispositive Power
      179,961

   8) Shared Dispositve Power
      0

9) Aggregate Amount Beneficially owned by each reporting person
       179,961

10) Check Box if the aggregate amount in row (9) excludes certain Shares

11) Percent of Class Represented by Amount in Row 9
      2.37%

12) Type of Reporting Person
      IA

Cusip No.    082047200          13G                Page 2 of 3 Pages

Item 1(a).  Name of Issuer:
            BENIHANA INC.

Item 1(b).  Address of Issuer's Principal Executive Office:
            8685 NORTHWEST 53RD TERRACE
            MIAMI, FL 33166

Item 2(a).  Name of Person Filing:
            Dalton, Greiner, Hartman, Maher & Co LLC

Item 2(b).  Address of Principal Business Office:
            565 Fifth Ave., Suite 2101
		New York, NY 10017

Item 2(c).  Citizenship:
            Delaware LLC

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number
            082047200

Item 3.     This statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), the person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership:
         (a)  Amount beneficially owned:
               179,961 shares

         (b)  Percent of Class:
              2.37%

         (c)  Number of shares as to which such person has:
              (i)  sole power to vote or to direct the vote:
                   175,416 shares
              (ii) shared power to vote or to direct the vote:
                   0 shares
              (iii) sole power to dispose or to direct the disposition:
                    179,961 shares
              (iv) shared power to dispose or to direct the disposition:
                   0 shares

Item 5. Ownership of Five Percent of Less of a Class :
        Applicable

Item 6. Ownership of more than five percent on behalf of another person:
        Not Applicable

Item 7. Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company:
        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        Not Applicable

Cusip No.    082047200       13G                Page 3 of 3 Pages

Item 9. Notice of Dissolution of Group:
        Not Applicable

Item 10. Certification :
        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        February 9, 2007

        Dalton, Greiner, Hartman, Maher & Co LLC
        By : /s/Thomas F. Gibson
        Title : CFO